File No. XXX-XXXXX

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC, 20549

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APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED TRANSACTIONS
FROM THE PROVISIONS OF SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE 1940 ACT
AND RULE 22c-1 THEREUNDER

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Nationwide Life Insurance Company
and its Nationwide Variable Account-II

And

Nationwide Investment Services Corporation

One Nationwide Plaza, Columbus, Ohio 43215

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Communications to:
Stephen M. Jackson
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215

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Dated: August 13, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	APPLICATION FOR
	)	AN ORDER OF
Nationwide Life Insurance Company	)	EXEMPTION
	)	PURSUANT TO
Nationwide Variable Account-II	)	SECTION 6(c) OF THE
	)	INVESTMENT COMPANY
and	)	ACT OF 1940
	)	FROM
Nationwide Investment Services Corporation	)	SECTIONS 2(a)(32) AND
	)	27(i)(2)(A) OF THE 1940 ACT
One Nationwide Plaza	)	AND RULE 22c-1
Columbus, Ohio 43215)		THEREUNDER
)
)
)
)

I.  INTRODUCTION
This Application is filed by Nationwide Life Insurance Company ("NWL"), Nationwide Variable Account-II (the "Separate Account"), and Nationwide Investment Services Corporation ("NISC") (collectively, the "Applicants").  The Applicants hereby request the Securities and Exchange Commission (the "Commission") to issue an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), to exempt them from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder to the extent necessary to permit recapture of certain credits ("Purchase Payment Credits" and "Extra Value Option Credits") applied with respect to: (1) the Nationwide DestinationSM Navigator deferred variable annuity contract that NWL filed on August 13, 2010 (File Nos. 333-168818 and 811-03330) (the "Current Contract"), (2) any deferred variable annuity contracts substantially similar to the Current Contract that NWL may issue in the future (the "Future Contracts") (the Current Contract and Future Contracts referred to collectively as the "Contracts"), (3) any other separate accounts of NWL, and its successors in interest1 ("Other Accounts") that support the Contracts, and (4) any Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future may act as general distributor or principal underwriter for the Contracts ("Other Underwriters").
NWL intends to recapture Purchase Payment Credits from the Contracts if and when the owner of a Contract (a "Contract Owner") exercises his or her "free-look" right as described in this Application.
NWL intends to recapture Extra Value Option Credits from the Contracts: (1) if and when a Contract Owner exercises his or her "free-look" right; or (2) upon a surrender or

1 Successors in interest is defined as any entity or entities that result from a reorganization into another jurisdiction, a merger, a change in control or a change in the type of business organization.

withdrawal from the Contract that is subject to a contingent deferred sales charge ("CDSC"), as defined in the Contracts, in which event NWL will recapture the Extra Value Option Credits as described in this Application.

II. STATEMENT OF FACTS
A.           Previous Exemptive Relief
The Applicants have previously received orders for exemptive relief to permit, with respect to an earlier generation of contracts (the "Prior Contracts"), the recapture of Purchase Payment Credits2 and Extra Value Option Credits.3  Those orders encompassed relief for future contracts substantially similar to the Prior Contracts.  The circumstances under which NWL will recapture the Purchase Payment Credits and/or Extra Value Option Credits in the Current Contracts are similar to those contemplated in the previous applications covering the Prior Contracts.
This Application is distinguished from the Prior Contracts in that the Current Contracts also offer guaranteed lifetime withdrawal rider options (the "L.inc Options") that were not contemplated in any of the previous applications.4  Because the Applicants believe the Commission may view these differences as material, the Applicants are seeking an order for a new generation of Contracts as set forth in this Application.

2 See, Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 25913 (Jan. 24, 2003) (notice) and 25938 (Feb. 20, 2003) (order).

3 See, Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 26349 (Feb. 9, 2004) (notice) and 26382 (Mar. 11, 2004) (order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 25913 (Jan. 24, 2003) (notice) and 25938 (Feb. 20, 2003) (order); and Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 24221 (Dec. 23, 1999) (notice) and 24256 (Jan. 19, 2000) (order).

4 The guaranteed lifetime withdrawal riders are: 7% Lifetime Income Option, which was reviewed by the Staff of the Commission in connection with 1933 Act File No. 333-140621 (filed July 1, 2008, effective Sept. 15, 2008); and 10% Lifetime Income Option, which was reviewed by the Staff of the Commission in connection with 1933 Act File No. 333-103093 (filed Jul. 9, 2008, effective Sept. 12, 2008).

B.           The Applicants
1.           Nationwide Life Insurance Company
NWL is a stock life insurance company organized under the laws of the State of Ohio in March 1981 with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide offers variable and fixed life insurance, annuities and retirement products.  NWL is admitted to do business in all states, the District of Columbia and Puerto Rico.  NWL is wholly owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  NFS in turn is owned by Nationwide Corporation, a holding company as well.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company are the ultimate controlling persons of the Nationwide group of companies, including NWL.
2.           Nationwide Variable Account-II
On October 7, 1981 the Nationwide Spectrum Variable Account was established pursuant to Ohio law for the purpose of funding variable annuity contracts.  On April 1, 1987, the Board of Directors for NWL changed the name of the Nationwide Spectrum Variable Account to Nationwide Variable Account-II.  The assets of the Separate Account attributable to annuity contracts issued through the Separate Account are owned by NWL, but are held separately from all other assets of NWL for the benefit of the Contract Owners, and the persons entitled to payment under, annuity contracts issued through the Separate Account.  Consequently, assets of the Separate Account are not chargeable with liabilities arising out of any other business that NWL may conduct.  Income, gains and losses, realized or unrealized, from each sub-account of the Separate Account are credited to or charged against that sub-account without regard to any other income, gains or losses of NWL.  The Separate Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act and is registered with the Commission as a unit investment trust (File No. 811-3330).5  Interests in the Current Contract will be registered under the Securities Act of 1933, as amended (the "1933 Act"), on form N-4.
The Separate Account is divided into sub-accounts.  Each sub-account invests exclusively in shares of one of several series-type open-end management investment companies, including an affiliated open-end management investment company.  The assets of the Separate Account support other variable annuity contracts in addition to the Current Contract.  NWL may issue Future Contracts through the Separate Account and through Other Accounts of NWL.
3.           Nationwide Investment Services Corporation
NISC is a wholly owned subsidiary of NWL.  It serves as the general distributor and principal underwriter of the Current Contract, as well as a number of other NWL variable annuity contracts and variable life insurance policies.  NISC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.
NISC also serves as the general distributor and principal underwriter of a number of variable annuity contracts and variable life insurance policies of NWL's wholly owned subsidiary, Nationwide Life and Annuity Insurance Company.  NISC may, in the future, act as the general distributor and principal underwriter for Future Contracts.  Additionally, Other Underwriters may act as general distributor and principal underwriter of Future Contracts.
C.           The Current Contract
1.           Generally
The Current Contract is an individual flexible premium deferred variable annuity contract that NWL may issue to individuals on a "non-qualified" or "qualified" basis and to plans (Individual Retirement Annuity ("IRA"), Roth IRA, Charitable Remainder Trusts ("CRT"), and certain employee benefit plans) that receive favorable federal income tax treatment under the

5 Pursuant to Rule 0-4 under the Act, this file is incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

Internal Revenue Code of 1986, as amended (the "Code").  The Current Contract requires an initial purchase payment of $10,000 for non-qualified and CRT contracts, $3,000 for all other contract types.  If the Contract Owner elects to make subsequent purchase payments, they must be at least $1,000 each ($150 each if submitted via automatic electronic transfer).  In general, the Current Contract offers all of the features typically found in variable annuity contracts today.
2.           Investment Options
The Current Contract makes available a number of sub-accounts of the Separate Account to which a Contract Owner may allocate purchase payments and any associated Purchase Payment Credits and/or Extra Value Option Credits (described below) and to which a Contract Owner may transfer contract value.  The Current Contract also offers a fixed-interest allocation option under which NWL credits guaranteed rates of interest for various periods.  Subject to certain restrictions, a Contract Owner may make transfers of contract value at any time among and between the sub-accounts, and among and between the sub-accounts and the fixed-interest allocation option.
3.           The Standard Death Benefit
The Current Contract provides for a death benefit to be paid to the designated beneficiary(ies) upon the death of the annuitant prior to annuitization.  The standard death benefit will be the greater of the contract value or the total of all purchase payments, less an adjustment for amounts surrendered.  There is no additional charge for this death benefit.  The standard death benefit and each of the death benefit rider options (described below) include a Spousal Protection Feature at no additional charge.  This feature allows a surviving spouse to continue the Current Contract while receiving the economic benefit of the death benefit upon the death of the other spouse.

4.           Annuity Payment Options
The Current Contract offers a variety of annuity payment options.  The Contract Owner may annuitize any time following the second contract anniversary.  In the event of a Contract Owner's (or the Annuitant's, if any Contract Owner is not an individual) death prior to annuitization, the beneficiary may elect to receive the death benefit in the form of one of the annuity payment options instead of a lump sum.
5           Deductions and Charges
The Current Contract assesses a Mortality and Expense Risk Charge equal to an annualized rate of 1.10% of the daily net assets of the Separate Account.
The Current Contract assesses an Administrative Charge equal to an annualized rate of 0.20% of the daily net assets of the Separate Account.
The Current Contract assesses a Contingent Deferred Sales Charge ("CDSC") upon certain surrenders of contract value, including L.inc Option withdrawals (described below).  The CDSC schedule is as follows:
Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5	6	7+
CDSC Percentage	7%	7%	6%	5%	4%	3%	2%	0%

The Current Contract permits a certain amount of CDSC-free withdrawals each year.  This annual "free-out" amount is equal to 10% of purchase payments that are subject to a CDSC (such amount being net of any purchase payments previously withdrawn that were already subject to the CDSC).  In addition, no CDSC is assessed:  (i) upon the annuitant's death; (ii) upon annuitization of the Current Contract; (iii) when distributions are necessary in order to meet minimum distribution requirements under the Code; and (iv) under an age-based CDSC-free withdrawal program that allows Contract Owners to take systematic withdrawals of certain contract value percentages at specified ages without incurring a CDSC.  Finally, the Current Contract includes a Long-Term Care/Nursing Home and Terminal Illness Waiver at no additional charge that allows a Contract Owner to withdraw contract value free of CDSC if, under certain circumstances, the Contract Owner is confined to a long-term care facility or hospital, or if the Contract Owner is diagnosed with a terminal illness.
6.           Purchase Payment Credits
Nationwide intends to apply Purchase Payment Credits to the Current Contracts when total cumulative purchase payments reach certain aggregate levels.  Applicants represent that the Purchase Payment Credits offered in connection with the Current Contracts are identical in all respects to Purchase Payment Credits previously considered in connection with relief granted to the Prior Contracts.  Specifically, when cumulative purchase payments (minus surrenders) in a Current Contract reach $500,000, Nationwide will apply Purchase Payment Credits equal to 0.50% of total purchase payments up to $999,999.  When cumulative purchase payments (minus surrenders) in a Current Contract reach $1million, Nationwide will apply Purchase Payment Credits equal to 1.00% of total purchase payments (reduced by any previous Purchase Payment Credits applied), and on all purchase payments thereafter.
Similar to the Prior Contracts, Purchase Payment Credits are considered earnings, not purchase payments.  NWL provides Purchase Payment Credits from its general account on a guaranteed basis.  Purchase Payment Credits will be fully vested except during the contractual free-look period. If the Contract Owner cancels the Current Contract pursuant to the contractual free-look provisions, Nationwide intends to recapture any Purchase Payment Credits applied.

7.           Optional Features

The Current Contract may be modified or augmented by a number of "rider options" that enable Contract Owners to elect certain features or benefits that fit their particular needs. The rider options currently available under the Current Contracts include the following:

a.           Liquidity Option

The Liquidity Option replaces the Current Contract's standard 7 year CDSC period with a 4 year CDSC schedule that is based on each Current Contract's issue date, as opposed to the age of each purchase payment.  If the Liquidity Option is elected, the Extra Value Options are not available.  An annualized charge equal to 0.45% of the daily net assets of the Separate Account is assessed during the first 4 contract years for the election of this rider option.
b.           Death Benefit Options
In lieu of the standard death benefit, the Contract Owner can elect one of three available death benefit options, each of which assesses an additional charge.  Each includes the Spousal Protection Feature at no additional cost, as discussed earlier in this Application.
i.           One-Year Enhanced Death Benefit Option
For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; or (3) the highest contract value on any contract anniversary before the annuitant's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.
For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ratio of $3,000,000 to the total of all purchase payments made to the Current Contract.
This rider option is only available for Current Contracts where the annuitant is age 80 or younger at the time of application.  An annualized charge equal to 0.20% of the daily net assets of the Separate Account is assessed for the election of this rider option.
ii.           One-Month Enhanced Death Benefit Option
For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; or (3) the highest contract value on any monthly contract anniversary before the annuitant's 81st birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.
For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ratio of $3,000,000 to the total of all purchase payments made to the Current Contract.
This rider option is only available for Current Contracts where the annuitant is age 75 or younger at the time of application.  An annualized charge equal to 0.35% of the daily net assets of the Separate Account is assessed for the election of this rider option.
iii.           Combination Enhanced Death Benefit Option
For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; (3) the highest contract value on any contract anniversary before the annuitant's 81st birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary; or (4) the 5% interest anniversary value, which is equal to purchase payments minus amounts surrendered, accumulated at 5% compound interest until the last contract anniversary prior to the annuitant's 81st birthday.  Such total accumulated amount shall not exceed 200% of the net of purchase payments and amounts surrendered.
For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ratio of $3,000,000 to the total of all purchase payments made to the Current Contract.
This rider option is only available for Current Contracts where the annuitant is age 75 or younger at the time of application.  An annualized charge equal to 0.45% of the daily net assets of the Separate Account is assessed for the election of this rider option.
c.           Beneficiary Protector Option II
The Current Contracts offer the Beneficiary Protector Option II as an optional rider.  This option provides that upon the death of the annuitant, and in addition to any death benefit payable, NWL will credit an additional amount to the Current Contract equal to either 40% (if the annuitant is age 70 or younger at the time of application) or 25% (if the annuitant is age 71 to 75 at the time of application) of adjusted earnings.  If no co-annuitant is named, the optional benefit and its associated charge will terminate after the application of the earnings enhancement.  If a co-annuitant is named and such surviving co-annuitant is 75 or younger at the time of the first annuitant's death, the option will "reset" upon the death of the first co-annuitant and a second earnings enhancement will be applied upon the death of the second annuitant.  If the surviving co-annuitant is older than 75 at the time of the first annuitant's death, the optional benefit and its associated charge will terminate.  This rider option is not available for Current Contracts where the annuitant is older than age 75 at the time of application.  Earnings enhancements applied under this option are considered earnings, not purchase payments.
An annualized charge of 0.35% of the daily net assets of the Separate Account is assessed for election of this rider option.  Additionally, allocations made to the fixed account are assessed a charge of 0.35% by means of a decreased interest crediting rate.
d.           Extra Value Options
Applicants represent that the Extra Value Options to be offered in connection with the Current Contracts are identical in all respects, except for price, to the Extra Value Options previously considered in connection with relief granted to the Prior Contracts.  Specifically, purchasers of the Current Contract may elect one of three available Extra Value Options, each of which assesses an additional charge.  Extra Value Options are not available if the Liquidity Option is elected.  If elected, these Extra Value Options provide an Extra Value Option Credit funded from NWL's general account that will be allocated among the sub-accounts and the fixed account in the same proportion and at the same time that the purchase payment is allocated to the Current Contract.  For purposes of all benefits and taxes under the Current Contract, Extra Value Option Credits are considered earnings, not purchase payments.  Applicants' request for relief concerns the recapture of the Extra Value Option Credits under specified circumstances.
i.           Extra Value Option Credit Amounts and Charges
5% Extra Value Option.  If elected, under the 5% Extra Value Option, NWL applies an Extra Value Option Credit equal to 5% of all purchase payments made during the first contract year.  The charge for this option will be an annualized rate of 0.70% of the daily net assets of the Separate Account for the first 7 contract years only.
4% Extra Value Option.  If elected, under the 4% Extra Value Option, NWL applies an Extra Value Option Credit equal to 4% of all purchase payments made during the first contract year.  The charge for this option is an annualized rate of 0.55% of the daily net assets of the Separate Account for the first 7 contract years only.
3% Extra Value Option.  If elected, under the 3% Extra Value Option, NWL applies an Extra Value Option Credit equal to 3% of all purchase payments made during the first contract year.  The charge for this option is an annualized rate of 0.40% of the daily net assets of the Separate Account for the first 7 contract years only.
Similar to the Prior Contracts, under the Current Contracts, the charges associated with the Extra Value Options will no longer be assessed after the end of the 7th contract year.
ii.           Recapture of Extra Value Option Credits

Similar to the Prior Contracts, Extra Value Option Credits applied to the Current Contracts will be fully vested except during the contractual free-look period and when certain surrenders of contract value are made.
Similar to the Prior Contracts, under the Current Contracts, if the Contract Owner exercises the contractual free-look privilege, NWL will recapture all Extra Value Option Credits applied.  For those jurisdictions that allow a return of contract value upon exercise of the free-look provision, the Contract Owner will also forfeit any amounts deducted as an Extra Value Option charge.
Similar to the Prior Contracts, under the Current Contracts, after the contractual free-look period and before the end of the 7th contract year, certain withdrawals from contract value will subject the Extra Value Option Credits to recapture.  Prior to the end of the 7th contract year, if the Contract Owner withdraws value from the Current Contract that is subject to a CDSC, then NWL may recapture a portion of the Extra Value Option Credit.  Accordingly, any amount withdrawn pursuant to the contractual free withdrawal privilege is not subject to recapture.  CDSC in the Current Contracts is calculated in the same manner that CDSC is calculated in the

Prior Contracts.  Thus, the percentage of the Extra Value Option Credits to be recaptured will be determined by the percentage of total purchase payments reflected in the amount withdrawn that is subject to CDSC.  The recaptured amount will be taken proportionately from each investment option as allocated at the time of the withdrawal.
Similar to the Prior Contacts, under the Current Contracts, NWL will not assess a CDSC, and therefore will not recapture Extra Value Option Credits:  (i) for partial surrenders up to 10% of purchase payments annually; (ii) when a death benefit becomes payable; (iii) upon annuitization of the Current Contract; (iv) if distributions are taken in order to meet minimum distribution requirements under the Code; (v) if free withdrawals are taken pursuant to an age-based systematic withdrawal program; or (vi) if the terms of the Long-Term Care/Nursing Home and Terminal Illness Waiver are met.
Similar to the Prior Contracts, under the Current Contracts, all Extra Value Option Credits applied to the Current Contracts are considered earnings, not purchase payments.
Similar to the Prior Contacts, under Current Contracts, after the end of the 7th contract year, Extra Value Options Credits are fully vested and are no longer subject to recapture.
iii.           Extra Value Option Recapture Amounts
Full Surrender:  For the 3% and 4% Extra Value Options, the entire Extra Value Option Credit amount will be recaptured in the event of a full surrender during the first 7 contract years.  For the 5% Extra Value Option, recapture in the event of a full surrender during the first 7 contract years will be according to the following schedule:
Number of Completed Years from the Contract Issue Date	Extra Value Option Credit Percentage Vested	Extra Value Option Credit Percentage Subject to Recapture
0	0%	5% (or all of the credit)
1	0.25%	4.75% (or 95% of the credit)
2	1%	4% (or 80% of the credit)

3	1%	4% (or 80% of the credit)
4	1%	4% (or 80% of the credit)
5	1%	4% (or 80% of the credit)
6	1%	4% (or 80% of the credit)
7 and thereafter	5% (fully vested)	0%

Partial Surrender:  For any portion of a partial surrender subject to a CDSC, including L.inc Option withdrawals (described below), Nationwide will recapture a proportional part of the amount credited under the elected Extra Value Option.
e.           L.inc Options
A Contract Owner may purchase one of two available optional living benefit riders (collectively the "L.inc Options"), each of which assesses an additional charge.  The Applicants may add other optional living benefit riders to the Contracts in the future.
i.           7% Lifetime Income ("7% L.inc") Option
The 7% L.inc Option provides lifetime withdrawals, up to a certain amount each year, even after the contract value is zero.  In exchange for the 7% L.inc Option, NWL assesses an annual charge not to exceed 1.00% (currently, 0.95%) of the current benefit base.
NWL also offers a 7% Spousal Continuation Benefit whereby the spouse of a deceased Contract Owner (Annuitant, if the Contract Owner is not an individual) can continue to receive the benefits associated with the 7% L.inc Option for the rest of his or her lifetime.  In exchange for the 7% Spousal Continuation Option, NWL assesses an annual charge not to exceed 0.30% (currently, 0.15%) of the current benefit base.
The charges for the 7% L.inc Option and the 7% Spousal Continuation Option are taken via redemption of accumulation units.  Assessment of these charges is not subject to CDSC or recapture under the terms of the Extra Value Options, if applicable.  The 7% L.inc Option and the 7% Spousal Continuation Benefit are only available for Current Contracts issued in the State of New York.
ii.           10% Lifetime Income ("10% L.inc") Option
The 10% L.inc Option is substantially the same as the 7% L.inc Option except: (i) it calculates the benefit base using a 10% simple interest calculation; (ii) NWL assesses an annual charge not to exceed 1.20% (currently, 1.00%) of the current benefit base; (iii) in exchange for the 10% Spousal Continuation Option, NWL assesses an annual charge not to exceed 0.30% (currently, 0.20%) of the current benefit base; and (iv) the 10% Spousal Continuation Option is not available for Current Contracts issued in the State of New York.
iii.           Operation of the L.inc Options
The L.inc Options provide for the Contract Owner (Annuitant, if the Contract Owner is not an individual) to take guaranteed annual withdrawals for his or her lifetime (the "Determining Life"), regardless of the remaining contract value, if any.  The L.inc Options require the Contract Owner to allocate the entire contract value to a limited set of currently available investment options.
The annual benefit amount under a L.inc Option is determined by multiplying the current benefit base by an age-based percentage determined at the time of the first withdrawal of contract value.
The initial benefit base is set equal to the contract value upon application of the first purchase payment, including any Purchase Payment Credits and/or any Extra Value Option Credit applied.  Thereafter, the current benefit base is tracked on a continuous basis.
Prior to any surrenders being taken from the contract, the current benefit base for the L.inc Options will equal the greater of:

(1)	the highest contract value on any contract anniversary ("L.inc Anniversary") plus purchase payments submitted and any Purchase Payment Credits applied after that L.inc Anniversary; or
(2)           the sum of the following:
(a)
Initial Benefit Base with Roll-up:  the initial benefit base, plus 7% or 10% of the initial benefit base, depending on the L.inc Option elected, for each L.inc Anniversary up to and including the 10th L.inc Anniversary; plus

(b)
Purchase Payments with Roll-up:  any purchase payments submitted after contract issuance and before the 10th L.inc Anniversary, plus any Purchase Payment Credits and/or Extra Value Option Credits applied, increased by prorated simple interest at an annual rate of 7% or 10%, depending on the L.inc Option elected, each year through the 10th L.inc Anniversary; plus

(c)	Purchase Payments with No Roll-up: any purchase payments submitted after the 10th L.inc Anniversary, plus any Purchase Payment Credits applied.
If the contract value is reduced to zero prior to the first surrender, the current benefit base will be reset to the current benefit base in effect on the last L.inc Anniversary.  No further purchase payments will be accepted.
After the first surrender is taken from the contract for any reason, the current benefit base is set and will not change except as follows:
•
The current benefit base is increased by any subsequent purchase payments, plus any Purchase Payment Credits and/or any Extra Value Option Credits.  The current benefit base may also be increased by certain annual "reset" opportunities that allow the current benefit base to be increased to reflect any investment gains.

•
The current benefit base (and the contract value) is reduced by any withdrawals in excess of the annual benefit amount in a given year.  It is possible for the annual benefit amount to exceed any applicable CDSC-free withdrawal amount.  If the amount withdrawn exceeds any applicable CDSC-free withdrawal amount, Applicants intend to assess CDSC and recapture any Extra Value Option Credit attributable to the portion of the withdrawal in excess of the CDSC-free amount.  Any applicable CDSC assessed and Extra Value Option Credit recaptured will be included in the gross amount of any partial surrender for purposes of determining whether the amount withdrawn in a given year is in excess of the annual benefit amount.

If the contract value is reduced to zero by withdrawals in excess of the annual benefit amount, no further purchase payments will be accepted.  However, if the current benefit base is greater than zero the Contract Owner may continue to make requests for payment of the annual benefit amount, elect to receive systematic surrenders of the annual benefit amount, or elect certain lump sum payment options.  No CDSC or Extra Value Option Credit recapture will apply to amounts withdrawn under the L.inc Options after the contract value reaches zero.
Benefits under the L.inc Options will terminate: (i) upon a full surrender of the Current Contract; (ii) upon the death of the Determining Life, except where the Spousal Continuation Option is elected and there is a surviving spouse, then upon the death of the surviving spouse; or (iii) upon annuitization.
III.  ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTION
A.           Section 6(c)
Section 6(c) of the 1940 Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the 1940 Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Applicants request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act granting the exemptions outlined herein with respect to the Current Contracts and any Future Contracts funded by the Separate Account or Other Accounts that are issued by NWL and underwritten or distributed by NISC or Other Underwriters.  Applicants represent that any such Future Contracts funded by the Separate Account or Other Accounts will be substantially similar in all material respects to the Current Contracts described herein.
The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act to exempt the Applicants with respect to (1) the Current Contract, (2) Other Accounts that support the Contracts, and (3) Other Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of:
•	Purchase Payment Credits upon a Contract Owner's cancellation of the Contract pursuant to the contractual free-look provisions; and/or
•
all or a portion of Extra Value Option Credits for the first 7 contract years where such credits were applied and (1) the Contract Owner exercises his or her "free-look" right, or (2) in the event of a full or partial surrender that is subject to a CDSC under the Contracts, including L.inc Option withdrawals.6

6 The order requested herein, for relief to recapture the Extra Value Option Credits applied to contract value under the Current Contracts, is similar to the relief granted to other insurance companies to recapture bonus credits applied to contract value under certain variable annuity contracts that include living benefit options. See, Jackson National Life Insurance Company, et al., Inv. Co Act Rel. Nos. 29205 (April 7, 2010) (notice) and 29262 (April 30, 2010) (order); Jackson National Life Insurance Company, et al., Inv. Co Act Rel. Nos. 28890 (August 27, 2009) (notice) and 28907 (September 22, 2009) (order); ING USA Annuity and Life Insurance Company, et al., Inv. Co Act Rel. Nos. 27393 (June. 13, 2006) (notice) and 27420 (July 10, 2006) (order).

Applicants represent that the Purchase Payment Credits and Extra Value Option Credits will be provided from NWL's general account on a guaranteed basis.  The Current Contract is designed to be a long-term investment vehicle and, consistent with this design, NWL contemplates that a Contract Owner will retain his or her Current Contract over an extended period.  NWL designed the Current Contract so that it would recover its costs, including the costs associated with providing Extra Value Option Credits, over an anticipated duration while a Current Contract is in force.  Purchase Payment Credits and Extra Value Option Credits could not be recovered by NWL absent the recaptures for which exemptive relief is requested, which would preclude the offering of the Current Contracts unless other charges were altered significantly.
Applicants assert that permitting a Contract Owner to retain the Purchase Payment Credit and/or the Extra Value Option Credit upon cancellation of the Current Contracts pursuant to the contractual free-look privilege, and for the Extra Value Option Credit for surrenders during the first 7 contract years, would be unfair and would encourage individuals to purchase the Current Contract with the intention of retaining the credited amount for an unjustified profit at NWL's expense.
The Commission has previously granted similar exemptive relief to permit the issuance of variable annuity contracts providing for the recapture of Purchase Payment Credits and Extra Value Option Credits as described in this application.7  The recapture amount aggregated with the applicable CDSC charges, including during free-look periods and upon a full or partial surrender, are within amounts previously allowed by the Commission.
For the reasons set forth herein, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes

7 See, Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 26349 (Feb. 9, 2004) (notice) and 26382 (Mar. 11, 2004) (order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 25913 (Jan. 24, 2003) (notice) and 25938 (Feb. 20, 2003) (order); and Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 24221 (Dec. 23, 1999) (notice) and 24256 (Jan. 19, 2000) (order).

fairly intended by the policy and provisions of the 1940 Act.
B.    Section 27(i)(2)(A) and Section 2(a)(32)
Section 27 of the 1940 Act regulates and imposes certain restrictions on the sales of periodic payment plan certificates issued by any registered investment company.  Subsection (i) of Section 27 provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and general distributor or principal underwriter of such account, except as provided in paragraph (2) of the subsection.  Paragraph (2) provides that it shall be unlawful for any registered separate account funding variable insurance contracts or a sponsoring insurance company of such account to sell a contract funded by the registered separate account unless, among other things, such contract is a redeemable security.  Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his or her proportionate share of the issuer's current net assets, or the cash equivalent thereof.
Applicants submit that recapturing the Purchase Payment Credit and/or the Extra Value Option Credit will not deprive a Contract Owner of his or her proportionate share of the Separate Account's current net assets.  Applicants state that a Contract Owner's interest in the Purchase Payment Credit and/or the Extra Value Option Credit allocated to his or her contract value is not entirely vested until the end of the contractual free-look period, and for the Extra Value Option Credit, until after the end of the first 7 contract years.  Until the Purchase Payment Credit and/or Extra Value Option Credit is vested, Applicants submit that NWL retains the right and interest in these credits, although not in any earnings attributable to these credits.  Applicants argue that when NWL recaptures a Purchase Payment Credit and/or an Extra Value Option Credit, it is merely retrieving its own assets, and the Contract Owner is not deprived of his or her proportionate share of separate account assets because his or her interest in the Purchase Payment Credits and/or Extra Value Option Credit has not vested.
It would also be decidedly unfair to allow a Contract Owner exercising the free-look privilege to retain the Purchase Payment Credit and/or Extra Value Option Credit amount under a Contract that has been returned for a refund after a period of only a few days.  If NWL could not recapture these credits, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit.
Furthermore, the recapture of the Extra Value Option Credits relating to surrenders within the first 7 contract years is designed to protect NWL against Contract Owners not holding the Current Contract for a sufficient time period.  This recapture of Extra Value Option Credits within the first 7 contract years provides NWL with sufficient time to recover the cost of the Extra Value Option Credits, and to avoid the financial detriment that would result from a shorter recapture period. Again, it should be noted that the amounts to be recaptured would be provided by NWL from its own general account assets, but any gain would remain part of the Contract Owner's contract value.
Applicants also note that the combined deductions for the maximum recapture for an Extra Value Option, represented by the 5% Extra Value Option, and the maximum CDSC are within the range of combined charges for contracts for which the Commission has previously granted relief.8

8  See, Jackson National Life Insurance Company, Investment Company Act Release Nos. 29205 (April 7, 2010) (notice) and 29262 (April 30, 2010) (order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (notice) and 28907 (Sept. 22, 2009) (order); ING USA Annuity and Life Insurance Company, et al. Investment Company Act Release Nos. 28646 (Mar. 20, 2009) (Notice) and 28687 (Apr. 3, 2009) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (notice) and 27979 (Sept. 25, 2007 (order); Merrill Lynch Life Insurance Company, et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006)(notice) and 27498 (Sept. 26, 2006) (order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 26349 (Feb. 9, 2004) (notice) and 26382 (Mar. 11, 2004) (order).

Maximum Recapture Percentages under the 5% Extra Value Option
Number of Completed Years from the Contract Issue Date	0	1	2	3	4	5	6	7+
Recapture Percentage	5%	4.75%	4	4	4	4	4	0

Maximum CDSC Charges

Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5	6	7+
CDSC Percentage	7%	7%	6%	5%	4%	3%	2%	0%

Applicants represent that the charges associated with the respective Extra Value Options are consistent with the requirements of Section 26(f)(A)(2) of the 1940 Act.  Section 26(f)(A)(2) provides that it is unlawful for registered separate accounts or sponsoring insurance companies to sell any variable insurance contract "unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company."  Because the Extra Value Option Credits will be funded from NWL's general account, the Extra Value Option Credits create an expense for NWL.  In addition, the risk of not recovering that expense is substantial in light of the fact that under several different contingencies, the Extra Value Option Credits will be fully or partially vested, and thus may be withdrawn, long before the expense associated with furnishing the Extra Value Option Credits has been recouped.  Accordingly, Applicants represent that the charges associated with the Extra Value Options, in addition to the basic Mortality and Expense Risk Charge and Administrative charge applicable to each Current Contract, are reasonable and therefore consistent with the requirements of Section 26(f)(2)(A) of the 1940 Act.  A similar representation will be made in the registration statements for the Contracts, as required under

Section 26(f)(2)(A).  Applicants also submit that the risk of not recovering the expense associated with the Extra Value Options is substantially diminished if the contract value, including the Extra Value Option Credit, is not surrendered or otherwise distributed prior to the end of the 7th contract year.  Thus, the elimination of the Extra Value Option charges is entirely warranted and will benefit Contract Owners.
Applicants represent that it is not administratively feasible to track the Extra Value Option Credit amounts in the Separate Account after the Extra Value Option Credits are applied.  Accordingly, the asset-based charges associated with the Extra Value Options will be assessed against the entire amounts held in the Separate Account for the first 7 contract years.
For the forgoing reasons, Applicants submit that the provisions for recapture of the Purchase Payment Credit and/or the Extra Value Option Credit under the Current Contracts do not violate Section 2(a)(32) and 27(i)(2)(A) of the 1940 Act.  Applicants believe that a contrary conclusion would be inconsistent with a stated purpose of the National Securities Markets Improvement Act of 1996 ("NSMIA"), which is to amend the 1940 Act to "provide more effective and less burdensome regulation."  Sections 26(f) and 27(i) were added to the 1940 Act to implement the purposes of NSMIA and Congressional intent.  The application of Purchase Payment Credits and/or Extra Value Option Credits to purchase payments made under the Current Contracts should not raise any questions as to compliance by NWL with the provisions of Section 27(i).  Nevertheless, to avoid any possible uncertainties, Applicants request an exemption from those sections, to the extent deemed necessary, to permit the recapture of any Purchase Payment Credit or Extra Value Option Credit under the circumstances described in this Application with respect to the Current Contracts and any Future Contracts issued in conjunction with the Separate Account or any Other Accounts, without loss of the relief from Section 27 provided by Section 27(i).

C.           Section 22(c) and Rule 22c-1

Section 22(c) of the 1940 Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a).  Rule 22c-1 thereunder prohibits a registered investment company from issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
It could be argued that NWL's recapture of the Purchase Payment Credit and/or the Extra Value Option Credit constitutes a redemption of securities for a price other than one based on the current net asset value of the Separate Account.  Applicants contend, however, that recapture of these credits does not violate Section 22(c) and Rule 22c-1.
Applicants argue that such recapture does not involve either of the evils or harmful events that Rule 22c-1 was intended to eliminate or reduce, namely: (1) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption or repurchase at a price above it; and (2) other unfair results including speculative trading practices.9  These evils were the result of backward pricing, the practice of pricing a mutual fund share based on the per share net asset value determined as of the close of the market on the previous day.  Backward pricing diluted the value of outstanding mutual fund shares by allowing investors to take advantage of increases or

9  Investment Company Act of 1940 Release No. 5519 (Oct. 16, 1968) (release adopting Rule 22c-1).

decreases in net asset value that were not yet reflected in the mutual fund share price.
Applicants submit that the proposed recapture of Purchase Payment Credits and Extra Value Option Credits described herein does not pose such a threat of dilution.  To recapture any Purchase Payment Credits and/or Extra Value Option Credits, NWL will redeem Contract Owners' interests in the sub-accounts at a price determined on the basis of current sub-account accumulation unit values.  In no event will the amount recaptured be more than the amount of the Purchase Payment Credit or Extra Value Option Credit that NWL paid out of its general account.  Although Contract Owners will be entitled to retain any investment gain attributable to Purchase Payment Credits and/or Extra Value Option Credits, the amount of such gain will be determined on the basis of the current net asset value of the respective sub-account.  Thus, no dilution will occur upon the recapture of the Purchase Payment Credit or Extra Value Option Credit.
Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the Purchase Payment Credit or Extra Value Option Credit.
Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture of Purchase Payment Credits and/or Extra Value Option Credits, Rule 22c-1 should not apply to these credits.  However, to avoid any uncertainty as to full compliance with the 1940 Act, Applicants request an exemption from the provisions of Section 22(c) and Rule 22c-1 to the extent deemed necessary to permit them to recapture Purchase Payment Credits and Extra Value Option Credits under the Current Contracts and any Future Contracts (that are substantially similar in all material respects to the Current Contracts described herein) issued in conjunction with the Separate Account or Other Accounts.

IV.  REQUEST FOR AN ORDER
For the reasons set forth in this Application, the Applicants submit that the proposed exemptive order meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 6(c) of the 1940 Act allowing the recapture of the credits as described in this Application, and that such order be made effective as soon as possible.
Applicants assert that Purchase Payment Credits recognize the efficiencies associated with issuing and administering annuity contracts with higher aggregate purchase payments, and are thus attractive to, and in the best interest of, certain purchasers.

Applicants assert that the Extra Value Options will be attractive to and in the interest of investors because they will permit Contract Owners to have an additional 3%, 4%, or 5% of purchase payments remitted during the first 12 months invested in selected investment options from the date the purchase payment is received.  Also, any earnings attributable to Extra Value Option Credits will be retained by the Contract Owner in addition to the principal amount of such credit, provided the contingencies set forth in this Application are satisfied.  Finally, Applicants believe that the Extra Value Options will be particularly attractive to and in the interests of long-term investors due to the elimination of the charge after the first 7 contract years.  Applicants assert that the elimination of the Extra Value Option charge will allow prospective purchasers to assess the value of the Extra Value Option, and elect or decline it, based on their particular circumstances, preferences and expectations.

V.  CONCLUSION
Section 6(c) of the 1940 Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any persons, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act, or any rule or regulation thereunder, to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants submit, for the reasons stated herein, that their exemptive requests meet the standards set out in Section 6(c) and that an order should, therefore, be granted.
Applicants further submit that extending the requested relief to Future Contracts and Other Accounts is appropriate in the public interest because such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts.  Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the 1940 Act that has not already been addressed in the Application described herein.

VI.  PROCEDURAL MATTERS RELATING TO THIS APPLICATION
The Applicants hereby state that their address is as indicated on the cover page of this Application.  Any notice and order or questions or comments concerning this Application should be directed to:
Stephen M. Jackson, Esq.
Nationwide Insurance
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215
(614) 677-8212

Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.
Under the Articles of Incorporation of NWL, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Separate Account, as a unit investment trust, is conducted by NWL as depositor pursuant to NWL's Articles of Incorporation and By-Laws.
Under the Articles of Incorporation and By-Laws of Nationwide Investment Services Corporation, its business and affairs are to be conducted by its parent company, NWL.
In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors of each entity authorizing the appropriate officers of each entity, respectively, to prepare, execute, and file this Application with the Commission.  All the requirements of the governing documents of each entity have been complied with in connection with the execution and filing of this Application.  The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibit A.  Such resolutions and statements of authority authorize the preparation, execution, and filing of the Application by the officers referenced therein and remain in full force and effect.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

                                                                       SIGNATURES
NATIONWIDE LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of the Nationwide Variable Account-II in the State of Ohio on the 13th day of August, 2010.
NATIONWIDE LIFE INSURANCE COMPANY

NATIONWIDE VARIABLE ACCOUNT-II

/s/ STEPHEN M. JACKSON
Name: Stephen M. Jackson
Title: Lead Counsel

NATIONWIDE INVESTMENT SERVICES CORPORATION has authorized this Application to be duly signed on its behalf in the State of Ohio on the 13th day of August, 2010.
NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ ROBERT O. KLINE
Name: Robert O. Cline
Title: President

Exhibit List
Exhibit A: Resolutions/Certifications and Statements of Authority

(1)	Nationwide Life Insurance Company – Attached hereto.

(2)	Nationwide Variable Account-II – Attached hereto.

(3)	Power of Attorney for Nationwide Life Insurance Company – Attached hereto.

(4)	Nationwide Investment Services Corporation – Attached hereto.

Exhibit B: Verifications

(1)	Nationwide Life Insurance Company and Nationwide Variable Account-II – Attached hereto.

(2)	Nationwide Investment Services Corporation – Attached hereto.

Exhibit A(1)
Resolutions/Certifications and Statements of Authority
Nationwide Life Insurance Company

CERTIFICATION OF ASSISTANT SECRETARY

I, Mark E. Hartman, Assistant Secretary of NATIONWIDE LIFE INSURANCE COMPANY, hereby certify that the following are true and correct excerpts from the AMENDED ARTICLES OF INCORPORATION of NATIONWIDE LIFE INSURANCE COMPANY, as duly adopted.

* * * * *
AMENDED ARTICLES OF INCORPORATION

NATIONWIDE LIFE INSURANCE COMPANY

First:                 The name of said Company shall be “Nationwide Life Insurance Company”.

Second:                  Said Company is to be located, and the principal office maintained in the City of Columbus, Ohio.

Third:                 Said Company is formed for the purpose of (a) making insurance upon the lives of individuals and every insurance appertaining thereto or connected therewith on both participating and non-participating plans, (b) granting, purchasing or disposing of annuities on both participating and non-participating plans, (c) taking risks connected with or appertaining to making insurance on life or against accidents to persons, or sickness, temporary or permanent disability on both participating and non-participating plans, (d) investing funds, (e) borrowing money on either a secured or unsecured basis in furtherance of the foregoing, and (f) engaging in all activities permitted life insurance companies under the laws of the State of Ohio.

Fourth:                 No holder of shares of this Company shall be entitled as such, as a matter of right, to subscribe for or purchase shares now or hereafter authorized.

The capital stock of this Company shall be Five Million Dollars ($5,000,000.00) divided into Five Million (5,000,000) Common shares of the par value of One Dollar ($1.00) each, which may be subscribed and purchased, or otherwise acquired for such consideration at not less than par, and under such terms and conditions as the Board of Directors may prescribe.

Fifth:                 Dividends may be declared and paid on the outstanding stock, subject to the restrictions herein contained.  Dividends on the capital stock shall be paid only from the earned surplus of the Company.  Unless those policyholders owning participating insurance policies or contracts shall have received an equitable dividend arising out of savings in mortality, savings in expense loadings and excess interest earnings, if any, from such participating policies, no dividend from such savings and earnings shall be declared or paid on capital stock in the amount in excess of seven percent (7%) per annum, computed on the par value of the stock from date of original issue to date of retirement or date of payment of dividend.

Sixth:                 The corporate powers and business of the Company shall be exercised, conducted and controlled, and the corporate property managed by a Board of Directors consisting of not less than five (5), nor more than twenty-one (21), as may from time to time be fixed by the Code of Regulations of the Company.  At the first election of directors, one-third of the directors shall be elected to serve until the next annual meeting, one-third shall be elected to serve until the second annual meeting, and one-third shall be elected to serve until the third annual meeting; thereafter all directors shall be elected to serve for terms of three (3) years each, and until their successors are elected and qualified.  Vacancies on the Board of Directors, arising from any cause, shall be filled by the remaining directors.

The directors shall be elected at the annual meetings of the stockholders by a majority vote of the stockholders present in person or by proxy, provided that vacancies may be filled as herein provided for.

The stockholders of the Company shall have the right, subject to the statutes of the State of Ohio and these Articles of Incorporation, to adopt a Code of Regulations governing the transaction of the business and affairs of the Company which may be altered, amended or repealed in the manner provided by law.

The Board of Directors shall elect from their own number a Chairman of the Board of Directors, a Chairman and Chief Executive Officer, and a President.  The Board of Directors shall also elect one or more Vice Presidents, General Counsel, Secretary and Treasurer.  The Board of Directors may also elect or appoint such additional vice presidents, assistant secretaries and assistant treasurers as may be deemed advisable or necessary, and may fix their duties.  The Board of Directors may appoint such other officers as may be provided in the Code of Regulations.  All officers, unless sooner removed by the Board of Directors, shall hold office for one (1) year, or until their successors are elected and qualified.  Other than the Chairman of the Board of Directors, Chairman and Chief Executive Officer, and President, the officers need not be members of the Board of Directors.  Officers shall be elected at each annual organization meeting of the Board of Directors, but elections or appointments to fill vacancies may be had at any meeting of the directors.

A majority of the Board of Directors and officers shall, at all times, be citizens of the State of Ohio.

Seventh:                 The annual meeting of the stockholders of the Company shall be held at such time as may be fixed in the Code of Regulations of the Company.  Any meeting of stockholders, annual or special, may be held in or outside of the State of Ohio.  Reasonable notice of all meetings of stockholders shall be given, by mail or publication or as prescribed by the Code of Regulations or by law.

Eighth:                 These Amended Articles of Incorporation shall supersede and take the place of the Articles of Incorporation and all amendments thereto heretofore filed with the Secretary of State by and on behalf of this Company.

Amended effective December 30, 1999

* * * * *
I further certify that the foregoing AMENDED ARTICLES OF INCORPORATION have not been amended, altered, or repealed and are now in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the corporate seal of NATIONWIDE LIFE INSURANCE COMPANY to be hereunto affixed this 13th day of August, 2010.

/s/ MARK E. HARTMAN
Mark E. Hartman
Assistant Secretary
(seal)

Exhibit A(2)
Resolutions/Certifications and Statements of Authority
Nationwide Variable Account-II

CERTIFICATION OF ASSISTANT SECRETARY

I, Mark E. Hartman, Assistant Secretary of NATIONWIDE LIFE INSURANCE COMPANY, hereby certify that the following are true and correct excerpts from minutes of meetings of the BOARD OF DIRECTORS OF NATIONWIDE LIFE INSURANCE COMPANY held on such dates, and that such resolutions were duly adopted.

* * * * *
EXCERPT FROM:

ACTION OF BOARD OF DIRECTORS IN WRITING WITHOUT A MEETING – NATIONWIDE LIFE INSURANCE COMPANY – DATED:  October 7, 1981

RESOLVED, that the Company, pursuant to the provisions of Ohio Revised Code Section 3907.15 hereby establishes a separate account, designated Nationwide Spectrum Variable Account (hereinafter the Variable Account) for the following use and purposes, and subject to such conditions as hereafter set forth:

RESOLVED, that the Variable Account shall be established for the purpose of providing for the issuance of group and individual variable annuity contracts (hereinafter the Contracts) which Contracts provide that part or all of the payments and benefits will reflect the investment experience of one or more designated underlying securities, and

RESOLVED FURTHER, that the fundamental investment policy of the Variable Account shall be to invest or reinvest the assets of the Variable Account in securities issued by investment companies registered under the Investment Company Act of 1940 and managed by Nationwide Annuity Advisers, Inc. or in securities issued by investment companies registered under the Investment Company Act of 1940 and managed by an investment adviser which is a subsidiary or affiliate of the Company, as may be specified in the respective Contracts, and

RESOLVED FURTHER, that the proper officers of the Company be, and they hereby are, authorized and directed to take all action necessary to: (a) register the Variable Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b) register the Contracts in such amounts as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c) take all other action necessary to comply with the Investment Company Act of 1940, including the filing of applications for such exemptions from the Investment Company Act of 1940 as the officers of the Company shall deem necessary or desirable, the Securities Exchange Act of 1934, the Securities Act of 1933, and all other applicable state and federal laws in connection with offering said Contracts for sale and the operation of the Variable Account, and

RESOLVED FURTHER, that the proper officers are authorized to prepare and file with the Securities and Exchange Commission a Form of Notification of Registration on Form N-8A and a Registration Statement on Form N-8B-2 under the Investment Company Act of 1940 and a Registration Statement on Form S6 under the Securities Act of 1933 and to prepare and file such amendments to the foregoing as they may deem necessary or desirable, and

RESOLVED FURTHER, that John E. Fisher, John L. Marakas, P. F. Frenzer, Jack A. Gulick, D. Richard McFerson and John C. Wagner, and each of them with full power to act without the others hereby are severally authorized and empowered to execute and cause to be filed with the Securities and Exchange Commission on behalf of the Variable Account and by the Company as sponsor and depositor a Form of Notification of Registration on Form N-8A, a Registration Statement registering the Variable Account as an investment company under the Investment Company Act of 1940, and a Registration Statement under the Securities Act of 1933, registering the Contracts and any and all amendments to the foregoing on behalf of and as attorneys for the Variable Account and the Company and on behalf of and as attorneys for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer of the Variable Account and the Company, and

RESOLVED FURTHER, that the proper officers of the Company be, and they hereby are, authorized on behalf of the Variable Account and on behalf of the Company to take any and all action which they may deem necessary or advisable in order to sell the Contracts and, if necessary, to register or qualify Contracts for offer and sale under the insurance and securities laws of any of the states of the United States of America and in connection therewith to execute, deliver and file all such applications, reports, covenants, resolutions and other papers and instruments as may be required under such laws, and to take any and all further action which said officers or counsel of the Company may deem necessary or desirable in order to maintain such registration or qualification for as long as said officers or counsel deem it to be in the best interests of the Variable Account and the Company, and

RESOLVED FURTHER, that the proper officers of the Company be, and they hereby are, authorized in the names and on behalf of the Variable Account and the Company to execute and file irrevocable written consents on the part of the Variable Account and of the Company to be used in such states wherein such consents to service of process may be requisite under the insurance or securities laws thereof in connection with said registration or qualification of Contracts and appoint the appropriate state official, or such other persons as may be allowed by said insurance or securities laws, agent of the Variable Account and of the Company for the purpose of receiving and accepting process, and

RESOLVED FURTHER, that to the extent permitted under the Investment Company Act of 1940 and the Securities Act of 1933, all Contracts may contain provisions that, prior to the commencement of annuity payments, the owner may convert accumulation units from one series to another series then available through the Variable Account on a net basis, under conditions which shall be set forth in the Contracts, and that additional series may be established from time to time and made available to existing owners as specified in the Contracts, and

RESOLVED FURTHER, that the appropriate officers of the Company be, and they hereby are, authorized to establish procedures under which the Company will provide sales and administrative functions with respect to the Variable Account and the Contracts issued in connection therewith, including, but not limited to, procedures for providing voting rights for owners of such Contracts with respect to securities owned by the Variable Account and procedures for adding death and disability benefits where appropriate.

EXCERPT FROM:

MINUTES OF A REGULAR MEETING OF THE BOARD OF DIRECTORS OF NATIONWIDE LIFE INSURANCE COMPANY, held at the office of the Company in Columbus, Ohio, on April 1, 1987.

The following resolution concerning Nationwide Variable Account-II was presented for consideration:

RESOLVED, that the name of the Nationwide Spectrum Variable Account, established by resolution dated October 7, 1981, shall be and hereby is changed to “Nationwide Variable Account-II,” effective May 1, 1987.

A motion was made, seconded and carried, that the resolution be adopted.

* * * * *
I further certify that the foregoing resolutions have not been amended, altered, or repealed and are now in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the corporate seal of NATIONWIDE LIFE INSURANCE COMPANY to be hereunto affixed this 13th day of August, 2010.

/s/ MARK E. HARTMAN
Mark E. Hartman
Assistant Secretary
(seal)

Exhibit A(3)
Resolutions/Certifications and Statements of Authority

Power of Attorney for
Nationwide Life Insurance Company

POWER OF ATTORNEY

Each of the undersigned as directors and/or officers of NATIONWIDE LIFE INSURANCE COMPANY and NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY, both Ohio corporations, which have filed or will file with the U.S. Securities and Exchange Commission under the provisions of the Investment Company Act of 1940, as amended, an application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, and amendments thereto, relating to the recapture of bonus credits, hereby constitute and appoint Stephen S. Rasmussen, Kirt A. Walker, Peter A. Golato, John L. Carter, Eric S. Henderson, Jamie Ruff Casto, Timothy D. Crawford, Stephen M. Jackson, Keith W. Hinze and Paige L. Ryan, and each of them with power to act without the others, as his/her attorney, with full power of substitution for and in his/her name, place and stead, in any and all capacities, to approve, and sign such application, and any and all amendments thereto, with power to affix the corporate seal of said corporation thereto and to attest said seal and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby granting unto said attorneys, and each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof.  This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have herewith set their names as of this 26th day of May 2010.

/s/ TIMOTHY G. FROMMEYER	/s/ PETER A. GOLATO
TIMOTHY G. FROMMEYER, Director	PETER A. GOLATO, Director
/s/ KIRT A. WALKER	/s/ MARK R. THRESHER
KIRT A. WALKER, Director	MARK R. THRESHER, Director
/s/ STEPHEN S. RASMUSSEN
STEPHEN S. RASMUSSEN, Director

Exhibit A(4)
Resolutions/Certifications and Statements of Authority
Nationwide Investment Services Corporation

CERTIFICATION OF SECRETARY

I, Mark E. Hartman, Assistant Secretary of NATIONWIDE INVESTMENT SERVICES CORPORATION (the “Company”), hereby certify that the following AMENDED AND RESTATED BYLAWS of the Company were adopted by the Company’s sole shareholder by an action in writing dated June 17, 2008:

* * * * *
Article VII. Section 9. Execution of Instruments.  In addition to the Chief Executive Officer, President, Treasurer and Secretary, any vice president, any assistant secretary or assistant treasurer shall have the power and authority to sign all approved documents, instruments, contracts or other papers in connection with the operation of the business of the Company; provided, however, the signature of any of them may be printed, engraved or stamped on any approved document, contract, instrument or other papers of the Company.

* * * * *
I further certify that the foregoing AMENDED AND RESTATED BYLAWS have not been amended, altered, or repealed and are now in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and caused the corporate seal of NATIONWIDE INVESTMENT SERVICES CORPORATION to be hereunto affixed this 13th day of August, 2010.

/s/ MARK E. HARTMAN
Mark E. Hartman
Assistant Secretary
 (seal)

Exhibit B(1)

Verification
Nationwide Life Insurance Company and
Nationwide Variable Account-II

State of Ohio	)
County of Franklin	) ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated August 13, 2010, for an on behalf of Nationwide Life Insurance Company and Nationwide Variable Account-II; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/ STEPHEN M. JACKSON
Name: Stephen M. Jackson
Title: Lead Counsel

Exhibit B(2)

Verification
Nationwide Investment Services Corporation

State of Ohio	)
County of Franklin	) ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated August 13, 2010, for an on behalf of Nationwide Investment Services Corporation and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ ROBERT O. CLINE
Name: Robert O. Cline
Title: President